UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  May 31, 2005

                                  [BARAK LOGO]

                       CONDENSED STATEMENTS OF OPERATIONS


                            FOR THE THREE     FOR THE THREE
                             MONTHS ENDED      MONTHS ENDED
                            MARCH 31, 2005    MARCH 31, 2004

                             (UNAUDITED)       (UNAUDITED)

                           REPORTED AMOUNTS  REPORTED AMOUNTS
                            (IN MILLIONS)      (IN MILLIONS)
                           ----------------  ----------------

REVENUES                         157.2           192.6

EXPENSES                         136.6           173.8

OPERATING PROFIT                  20.6            18.8

FINANCIAL EXPENSES, NET           27.2            39.7

OTHER EXPENSES                       -            68.1

LOSS FOR THE PERIOD               (6.6)          (89.0)

EBITDA                            29.2            31.2



                      CONDENSED STATEMENT OF BALANCE SHEET

                           MARCH 31,2005   DECEMBER 31,2004
                            (UNAUDITED)       (AUDITED)

                         REPORTED AMOUNTS  REPORTED AMOUNTS
                           (IN MILLIONS)     (IN MILLIONS)
                         ----------------  ----------------

CASH                            88.0            63.7
OTHER CURRENT ASSETS           149.8           156.5
OTHER ASSETS, NET              212.8           227.3
                               -----           -----
TOTAL ASSETS                   450.6           447.5

CURRENT LIABILITIES            945.1           923.9
LONG TERM LIABILITIES           39.3            50.7
SHAREHOLDERS' EQUITY          (533.8)         (527.1)
                               -----           -----
                               450.6           447.5


                        CONDENSED STATEMENT OF CASH FLOWS

                                          FOR THE THREE     FOR THE THREE
                                           MONTHS ENDED      MONTHS ENDED
                                          MARCH 31, 2005    MARCH 31, 2004
                                            (UNAUDITED)       (UNAUDITED)

                                         REPORTED AMOUNTS  REPORTED AMOUNTS
                                           (IN MILLIONS)    (IN MILLIONS)
                                         ----------------  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES             34.7           22.5
CASH FLOWS USED IN INVESTING ACTIVITIES          (5.9)          (4.3)
CASH FLOWS FROM FINANCING ACTIVITIES             (4.5)          (4.0)
BALANCE OF CASH AT BEGINNING OF PERIOD           63.7           58.9
                                                 ----           ----
BALANCE OF CASH AT END OF PERIOD                 88.0           73.1

                                     Page 1